UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.3)*

iClick Interactive Asia Group Limited

(Name of Issuer)

Class A ordinary shares, par value of $0.001 per share

(Title of Class of Securities)

G47048 106

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

o	Rule 13d-1(b)

o	Rule 13d-1(c)

XRule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Wing Hong Sammy Hsieh

2	Check the Appropriate Box if a Member of a Group

(a)	o

(b)	o

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong S.A.R.

	5	Sole Voting Power
241,294
Number of
	6	Shared Voting Power
Shares
2,282,815 ordinary shares. See Item 4.
Beneficially

Owned by
Each	7	Sole Dispositive Power
Reporting
241,294
Person With:

	8	Shared Dispositive Power
2,282,815 ordinary shares. See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,524,109 ordinary shares. See Item 4.

10	Check if the Aggregate Amount in Row (9)

Excludes Certain Shares o

11	Percent of Class Represented by Amount in Row (9) 5.3%See Item 4.

12	Type of Reporting Person

IN

1	Names of Reporting Persons Bubinga Holdings Limited

2	Check the Appropriate Box if a Member of a Group

(a)	o

(b)	o

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

	5	Sole Voting Power
0
Number of
	6	Shared Voting Power
Shares
2,282,815 ordinary shares. See Item 4.
Beneficially

Owned by
Each	7	Sole Dispositive Power
Reporting
0
Person With:

	8	Shared Dispositive Power
2,282,815 ordinary shares. See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,282,815 ordinary shares. See Item 4

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares o

11	Percent of Class Represented by Amount in Row (9) 4.8%. See Item 4.

12	Type of Reporting Person

CO

Item 1(a).

Item 1(b).

Item 2(a).

Item 2(b).

Item 2(c).

Item 2(d).

Item 2(e)

Item 3.

Name of Issuer:

iClick Interactive Asia Group Limited (the “Issuer”)

Address of Issuer’s Principal Executive Offices:

15/F, Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R.

Name of Person Filing:

Wing Hong Sammy Hsieh

Bubinga Holdings Limited

Address of Principal Business Office, or, if none, Residence:

Wing Hong Sammy Hsieh

15/F, Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R.

Bubinga Holdings Limited

Vistra Corporate Services Centre

Wickhams Cay II

Road Town, Tortola, VG1110

British Virgin Islands

Citizenship:

Wing Hong Sammy Hsieh — Hong Kong S.A.R.

Bubinga Holdings Limited — British Virgin Islands

Title of Class of Securities:

Class A ordinary shares, par value of $0.001 per share (the “Class A Ordinary Shares”). The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value of $0.001 per share (“Class B Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to twenty (20) votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

CUSIP No.:

G47048 106

If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

4

Item 4Ownership

The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of December 31, 2021:

			Sole Power		Sole Power	Shared
			to	Shared	to Dispose	Power to
	Amount	Percent	Vote or	Power	or to	Dispose or to
	Beneficially	of	Direct	to Vote or to	Direct the	Direct the
Reporting Person:	Owned:	Class:(1)	the Vote:	Direct the Vote:	Disposition of:	Disposition of:
Wing Hong Sammy Hsieh	2,524,109(2)	5.3%	241,294	2,282,815(2)	241,294	2,282,815(2)
Bubinga Holdings Limited	2,282,815(3)	4.8%	0	2,282,815(3)	0	2,282,815(3)

(1) The percentages of the class of securities beneficially owned by each reporting person is based on 47,374,564 ordinary shares, comprised of 42,340,137 Class A Ordinary Shares and 5,034,427 Class B Ordinary Shares, outstanding as of September 30, 2021, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 30, 2021, and the number of ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after December 31, 2021.

(2) Includes (i) 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited, which may be converted into 2,282,815 Class A Ordinary Shares at any time by the holder thereof; and (ii) 241,294 Class A Ordinary Shares held by Mr. Wing Hong Sammy Hsieh. Mr. Wing Hong Sammy Hsieh is the sole director of Bubinga Holdings Limited.

(3) Includes 2,282,815 Class B Ordinary Shares held by Bubinga Holdings Limited, which may be converted into 2,282,815 Class A Ordinary Shares at any time by the holder thereof.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
or Control Person
Not applicable
Item 8.	Identification and Classification of Members of the Group
Not applicable
Item 9.	Notice of Dissolution of Group
Not applicable
5

Item 10.Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Wing Hong Sammy Hsieh		/s/ Wing Hong Sammy Hsieh
Bubinga Holdings Limited		By:	/s/ Wing Hong Sammy Hsieh
		Name:	Wing Hong Sammy Hsieh
		Title:	Director
6

                                                                     LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement